SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the press release related to the fiscal year ended on June 30, 2004.

Earnings Release | Fiscal Year 2004

IRSA and APSA cordially invite you to participate in their

fiscal year 2004 Results Conference Call

Wednesday, September 15, 2004 at 11.30 a.m.

Eastern time

The call will be hosted by:

Alejandro Elsztain, CEO

Gabriel Blasi, CFO

If you would like to participate, please call:

1-888-792-8459 if you are in the US or

1-973-409-9255 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Available until September 17, 2004

Please call: 001-877-519-4471 (US)

1–973-341-3080 (International)

With pin # 5157419

FOR IMMEDIATE RELEASE	For further information Alejandro Elsztain – CEO Gabriel Blasi – CFO + (54 11) 4323 7449 finanzas@altopalermo.com.ar www.altopalermo.com.ar

Alto Palermo S.A. (APSA) announces its Fiscal Year 2004 results

Highlights

Our operating income increased 487% in 2004 to Ps. 39.9 million

EBITDA increased by 28%, reaching Ps. 94.1 million during the fiscal year

In November we will inaugurate the first stage of Alto Rosario Shopping. As of today, 88% of the existing units are already reserved

As of June 30, 2004 average occupancy rate, in our shopping centers, was 98.8%, while our tenants’ sales increased 26% in real terms.

After the end of the period we reduce our debt by Ps. 27.3 million, through the buyback of our debt maturing in 2005 and the conversion of Convertible Notes by our holders

Buenos Aires, September 8, 2004 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading real estate companies mainly engaged in the possession, development, management, and acquisition of Shopping Centers in Argentina, announces its results for the fiscal year ended June 30, 2004.

Letter to the shareholders

Efforts made during the past years have yielded favorable fruits, resulting in the success of the activities we embarked upon during fiscal year 2004.

Shopping Centers’ industry has been benefited thanks to the recovery of the Argentine economy, obtaining profitable results. Our cash flow generation has reached really good levels, occupancy in our Shopping Centers is high, our tenants’ sales have performed very well, and delinquency rate is among the lowest ones ever. Consolidation and expansion of our operations is a fact.

The success of our performance is reflected in our operating income, which increased by Ps. 33.2 million to Ps. 39.9 million during fiscal year 2004 from Ps. 6.8 million in 2003. The financial indicators reflect the strength of our operations. As of June 30, 2004 EBITDA1 reached a record high of Ps. 94.1 million, compared to Ps. 73.5 million as of June 30, 2003, an increase of 28.1%. The higher revenues obtained during these twelve months allowed us to reach an outstanding cash flow from operations of Ps. 78.3 million. The EBITDA ratio stood at 64% during the 2004 fiscal year.

Net Income for the 2004 fiscal year was Ps. 18.8 million, compared to the Ps. 77.4 million profit recorded in 2003. Although income decreased by Ps. 58.6 million from the previous year, the results for 2003 had been positively affected by extraordinary non-operating events such as the income resulting from the buyback of debt, the appreciation in the exchange rate and the interest rate swap revaluation.

Our excellent performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and Greater Buenos Aires, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2004 our tenants sold an average of Ps. 8,782 per Sqm, 82.3% more than our competitors. Our tenants’ sales were outstanding in nominal terms, as they increased 33.5% to Ps. 1,096.6 million during this period (including Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto, Patio Bullrich and Bs. As. Design), whereas total sales (including Alto Noa) rise up to Ps. 1,148.4 million in comparison with the Ps. 855.9 million reached during fiscal year 2003.

As a result of all the actions implemented, we present meritorious results. As of June 30, 2004 our average occupancy rate was 98.8% of the gross leasable area of our shopping centers, surpassing previous levels.

The current bonanza of the retail segment allows us to agree upon better leasing conditions with our new tenants and the renewal of existing ones. We also reduced our bad debt allowance by 100%, from Ps. 10.3 million in fiscal year 2003 to zero in fiscal year 2004 and also recovered Ps. 1.0 million of this

[1]	EBITDA represents net income plus accrued interest, income tax, depreciation and amortization charges, net income in affiliated companies, minority interest and any extraordinary or non-recurrent loss or income.

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allowance. On the other hand, due to our minimum financial burden and excellent cash flow generation we have enough liquidity to make investments in new projects and developments without additional borrowings.

The consolidation of our business success in the retail market and in entertainment space in the local market is unquestionable. During fiscal year 2004 we maintained our leading position in the shopping center market, holding 42.35% of the Gross Leasable Area available in the City of Buenos Aires and Gran Buenos Aires. Undoubtedly, we are one of the best channels for positioning first-line brands and high impact promotions and believe it is the right time to materialize our expectations of increasing foothold and expanding into the interior of the country, capitalizing on the results obtained through our efforts.

Favorable macroeconomic conditions allowed us to focus on our core business and bring into execution some of our projects. In November we will inaugurate the first stage of Alto Rosario Shopping. As of June 30, 2004, 73% of the 138 existing units were already reserved and committed. The shopping center will offer diversified proposals according to the needs of the public, top quality entertainment areas, fist line services, including state-of-the-art cinemas, and as in our other shopping centers, we will seek customer identification with our proposal.

Another project which we are planning plan to start by the end of the year would be remodeling of Alto Avellaneda. We pretend to change its image with a new façade, larger floor area, new cinema screens, new accesses and revamped parking area.

As part of our business strategy we will continue adopting actions to attract new public, including the generation of new offerings in our shopping centers. In this sense we created several exclusive products with the aim of attracting the growing inflow of tourists from abroad, including publicity in hotels, harbors and airports. We also carried out strong and novel advertising campaigns at national and international level, and introduced a service of personal reply to inquiries and receipt of orders through our customer service centers. In addition, we decided to implement a strategy focused on obtaining our customers’ full identification with our shopping centers.

All these actions caused demand on the part of potential lessees to continue growing, which once more allowed us to choose a better quality of customers and tenant mix appropriate for each Shopping Center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each Shopping Center. In addition, aware of the fact that our tenants’ success is the present and future of our business, we continued our efforts to provide them with the best services via training, advice, conferences and seminars, thus promoting a stronger commitment with the Company.

In this favorable scenario we decided to redefine our financial structure in order to face future projects and continue reducing its cost. In this way, after year-end we reduced our debt maturing in January 2005 by Ps. 20.8 million, whose financial cost was approximately 15%. In addition, our principal shareholders renewed their faith in the Company by converting into Company shares their Convertible Notes for an aggregate amount of US$ 2.3 million from the beginning of the fiscal year to the date hereof.

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Our current cash flow generation is satisfactory, and allows us to access the debt market in the most favorable conditions, if it were required. The upgrading of our structured debt during the past year is proof of this: at the closing of fiscal year 2003 the Ps. 85 million Notes were rated raB+ and were upgraded to raBBB during this fiscal year, placing us in the select group of Argentine companies with a similar rating.

Tarshop S.A., our credit card subsidiary, showed very good results which are reflected in the substantial growth of its credit portfolio, which amounted to Ps. 92.0 million as of June 30, 2004 as compared to Ps. 49.4 million as of June 30, 2003. In addition, the amount of sales and the number of credit card holders increased 83.8% and 33.2%, respectively, while short and medium term delinquency rates were maintained at historically low levels. We ventured to expand our operations in the interior of the country, where our performance was highly satisfactory, and decided to explore and gain foothold in other densely populated cities.

Under the Kirchner administration Argentina continues its path of growth and economic stability, although at present there is less cohesion in society. We are on the watch of the structural reforms yet to be done, and hope that the current government has the determination and capacity to materialize them.

We have the privilege of being an Argentine company with a strong long-term financial structure, which implies a commitment and makes us plan for the future. The favorable context and attainment of objectives pose the challenge of improving ourselves even more, and this is the right moment for planning and carrying into execution new projects.

To wrap up, I would like to thank our shareholders, suppliers, lessees, customers and financial institutions for their continued support and trust, which they renew year after year. I also wish to thank our board and employees for their effort and involvement, without which we would not have been able to attain the growth our Company has experienced.

Alejandro Gustavo Elsztain Executive Vicepresident acting Chairman

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Comments on operations during the fiscal year

In the course of this fiscal year, the sales of the Company’s Shopping Center tenants, in nominal terms, saw a major increase of 34.2%, posting Ps. 1,148.4 million, compared to Ps. 855.9 million in the previous year.

In addition, the sales of our tenants, restated for retail inflation, increased by 25.7% in the twelve-month period ended June 30, 2004. Sales experienced a growing trend throughout the fiscal year, as detailed below:

Meanwhile, our Shopping Centers in the City of Buenos Aires and Greater Buenos Aires recorded tenants sales 33.5% higher than in the previous fiscal year. After inflation restatement, this increase represented 25.1%.

In spite of the strong recovery of our Shopping Centers located in the City of Buenos Aires and Greater Buenos Aires during fiscal year 2003, during this period they continued to position as market leaders. The policy tending to a permanent adaptation to customers’ demands combined with the excellent quality of the Company’s assets, the loyalty and preference of our consumers for our Shopping Centers, favored continuity in the upward trend in the sales of our tenants.

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Relative Efficiency

Source: APSA and survey at shopping centers carried in June 2004 by INDEC

The Gross Leasable Area (GLA), which indicates the space available for leases of stores, stood at levels higher than the average for the last three years. The fall from the previous year is mainly explained by the building reforms aimed at improving circulation, image and commercial attractiveness on our Shopping Centers.

During this fiscal year, our Shopping Centers were visited by approximately 62.1 million people, a 4.6% increase compared to fiscal year 2003. Our Shopping Centers thus posted an all-time high. Likewise, this ratio continues to show the renewal and success of our proposals, which turns our Shopping Centers into unique places for leisure and entertainment.

Occupancy at our Shopping Centers has been another ratio that we have notably improved in fiscal year 2004. The percentage of occupancy of our gross leasable area as of June 30, 2004 was 98.8%, exceeding even the occupancy rates prior to the economic crisis. This level of occupancy considerably exceeds that as of June 30, 2003, which was 95.7%.

The average occupancy cost for the period, calculated as charges paid by tenants over total sales, decreased to 10.2% because the rents were not adjusted as markedly as the sales of our tenants.

During fiscal year 2004, income from leases and services amounted to Ps. 113.2 million, i.e., they were 27.5% higher than those for the previous fiscal year.

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Related Companies

Tarjeta Shopping

Tarshop S.A. is the credit card company in which the Company owns an 80% interest.

The favorable scenario and successful performance caused Tarjeta Shopping’s sales to increase 83.8% at June 2004 as compared to June 2003. During this fiscal year we increased our share in the payment means market.

Our portfolio (including securitized receivables) has shown an unparalleled growth. As of June 30, 2004 it amounted to Ps. 92.0 million as compared to Ps. 49.4 million as of June 30, 2003. This growth is also reflected in the increase in the number of monthly extracts delivered to customers, which rose 58% in 2004 as compared to 2003. In addition, during this fiscal year there was a strong improvement in the number of adhering stores, which totaled 11,600 as of June 2004.

Given the strength of this business unit and the future prospects for growth, we were able to place two issues under our Securitization Program for a total amount of Ps. 22 million in senior notes. As of December 31, 2003 our securitized portfolio amounted to Ps. 42 million.

In the first half of 2004 we placed 2 new issues of senior notes for Ps. 36 million, increasing the securitized portfolio balance to Ps. 77 million in principal amount as of June 30, 2004.

Results are showing promising signs, the upward trend continues and we were able to move from a Ps. 4.3 million lost as of June 30, 2003, to a Ps. 2.8 million gain as of June 30, 2004.

E-commerce Latina S.A. – Altocity.Com S.A.

Altocity.com S.A. is a retail e-commerce company which allows us to expand our physical business to new sales channels such as the Internet.

During the fiscal year ended June 30, 2004, Altocity strengthened its objective in the area of corporate sales, increasing the number of new customers and invoicing amounts in this segment.

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At present, the website receives an average of 300,000 unique visitors per month, turning Altocity into one of the most visited sites in the country and the most visited one in as concerns e-commerce. The company has more than 55,000 registered citizens (registered visitors who purchased and/or wish to receive information on news and special offers) who have made more than 52,000 transactions to date.

Financial Summary

Financial debt

In connection with the Ps. 120 million notes due January 2005, after year-end, on August 6, 2004 Alto Palermo S.A. and Shopping Alto Palermo S.A. bought back at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively, of $ 1 par value maturing in January 2005. This transaction has allowed APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER restatement. Retirement implied a disbursement of Ps. 10.1 million by Alto Palermo S.A. and Ps. 10.7 by Shopping Alto Palermo.

This buyback implied the full retirement of Class A2 and B2 of these notes.

As concerns the Ps. 85 million 14.875% notes due April 2004, during the month of August APSA repurchased Ps. 1.2 million, resulting in an outstanding principal amount of Ps. 48.4 million.

In connection with the Convertible Notes issued in July 2002, holders exercised their conversion rights for a total amount of 2,663,009 units of US$ 1 par value each, giving rise to a reduction in our debt by that amount, while 78,766,014 common shares of Ps. 0.1 par value each were delivered in exchange.

Therefore, the amount of outstanding Convertible Notes was reduced to US$ 47,336,991 while the number of shares of stock is now 778,766,014 and the corporate capital amounts to 77,876,601.4.

The following table shows the past, current and potential situation of the Convertible Notes issued on July 19, 2002 under the Argentine laws at a rate of 10% (payable every six months), maturing on July 19, 2006, convertible at a price of US$ 0.324 per share of $ 1.00 par value (3.0864 shares of $ 1 par value for each Convertible Note) 1.

[1]	If the nominal exchange rate falls below AR$ 3.086 per US$ 1.00, the Conversion Price will be 1 divided by the Seller’s Exchange Rate quoted by Banco de la Nación Argentina for US$ 1.00, thus affecting the Conversion Ratio.

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Improvement in the risk rating of our structured debt

During this fiscal year our structured debt risk rating continued to improve.

At the closing of the previous fiscal year, our PS. 85 million notes were rated BB(arg) by Fitch Argentina Calificadora de Riesgo S.A., while Standard & Poor’s International Ratings LLC. (Argentine Branch) maintained its rating at raB+.

In May 2004, Fitch Argentina Calificadora de Riesgo S.A. upgraded these Notes from raBB a raBBB. The upgrading “is based on the consolidated growth of the Company’s main business indicators, which have already surpassed pre-crisis levels, hitting record levels in occupancy rate (98%) and in the number of visitors to the shopping centers”, as some of the reasons explained by the rating agency in its report.

Standard & Poor’s International Ratings LLC. (Argentine Branch), upgraded our Ps. 85 million Convertible Notes from raB+, as of the beginning of fiscal year 2004, to raBBB. The upgrading “recognizes the improvement in the Company’s operating performance, which combined with the debt rescheduling carried out during 2002, resulted in an increase in its cash flow generation and better debt and interest coverage ratios” and reflects “an improvement in APSA’s financial profile as a result of an advantageous and early refinancing and/or cancellation of maturities that the company would face in 2005”, as some of the reasons explained by the rating agency.

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On the other hand, Fitch Argentina Calificadora de Riesgo S.A., also upgraded Alto Palermo S.A. (APSA)’s common shares from Category 3 to Category 2. This category means that “they are shares with medium liquidity whose issuers have a good cash flow generation capacity”.

Principal Financial Indicators

For the twelve-month periods ended June 30, 2004 and 2003

(in Argentine pesos)

	30 de Junio de 2004 (Ps.)	30 de Junio de 2003 (Ps.)	Variación (Ps.)	Variación (%)
EBITDA(1)	94,122,138	73,493,954	20,628,183	28.1
EBITDA per share	1.29	1.04	0.25	24
EBITDA per share Fully Diluted	0.43	0.35	0.08	22.9

EBITDA Shopping Centers	87,864,788	74,368,979	13,495,809	18.1
EBITDA Tarshop S.A.	6,089,611	-872,438	6,962,049	-798
EBITDA Oher units	167,739	-2,587	170,326	-6583.9

Financial liability (2)	239,600,525	239,523,858	-1,923,333	-0.8
Outstanding shares	72,768,225	70,482,974	2,285,251	3.2
Number of shares Fully Diluted	217,903,708	210,044,818	7,858,890	3.7
Price per share	3.5	2.5	1	40
Capitalization Market	254,688,788	176,207,435	78,481,353	44.5
Capitalization Market Fully Diluted	762,662,978	525,112,045	237,550,933	45.2
Enterprice value (3)	417,015,625	379,743,612	37,272,013	9.8
Enterprice value (3) Fully Diluted	779,854,329	589,086,378	190,767,951	32.4
Financial liability / Enterprice value	0.57	0.63	-0.06	-9.5

FFO (4)	83,917,905	129,918,822	-46,000,917	-35.4
FFO por acción	1.15	1.84	-0.69	-37.5
Resultado del Ejercicio	18,837,540	77,350,605	-58,513,065	-0.756

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges,net income in affiliated companies, minority interest and any extraordinary or non-recurrent loss or income.
(2)	Financial Debt, net of accrued interest (includes financial liabilities in affiliated companies).
(3)	Outstanding shares at their market value plus financial liabilities.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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Prospects for the next fiscal year

For the coming fiscal year we are planning to increase our cash flow, income, and asset value with the following strategies:

•	Develop new Shopping Centers in strategic markets with high potential for growth. In this respect, we plan to expand and gain foothold in the interior of the country, in particular in densely populated provinces.

•	Open Alto Rosario Shopping in the month of November, which will offer different proposals according to the needs of the public, top quality entertainment areas, first line services, including state-of-the-art cinemas, and as in the rest of our shopping centers, we will seek customer identification with our brand. Besides, we are planning to open the expansion to the project during the first quarter of 2005, which we started to plan in view of the significant demand for stores.

•	Offer a broad range of commercial offerings, in line with the latest trends. We are aware of the fact that faced with a variety of offerings, people are very selective when choosing where to shop and spend part of their leisure time. Therefore, we wish to offer more: more activities, more promotions and more entertainment, with a focus on meeting the requirements of a demanding customer base.

•	Continue developing brand recognition and consumer loyalty for our Shopping Centers through events and other methods aimed at differentiating our Shopping Centers from those of our competitors.

•	Continue to develop our credit card business to facilitate purchases of goods and services at our Alto Palermo S.A. Shopping Centers and enhance the offerings to other stores outside our malls.

•	Continue enhancing the facilities devoted to entertainment, food and other amenities in order to promote longer and more frequent visits by our consumers.

•	Achieve a significant operating synergy, economies of scale and reduction of costs through consolidated management of our Shopping Centers.

•	Continue attracting tourists to our Shopping Centers.

•	Continue training our tenants in business areas through seminars and conferences.

•	Continue to work on our financial structure in order to match maturities, reduce financial costs and fund our future investment plans.

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Principal Consolidated Indicators

For the fiscal years ended June 30, 2004 and 2003

(in Argentine pesos)

Income Statement	As of June 30, 2004	As of June 30, 2003	Change
Net Revenues	143,250,046	114,215,423	29,034,623
Leases and Services	113,215,652	88,818,774	24,396,878
Sales of real estate properties	—	462,020
Tarjeta Shopping	30,034,394	24,934,629	5,099,765
Cost of Sales	-71,998,172	-67,574,867	-4,423,305
Leases and Services	-60,033,110	-58,545,490	-1,487,620
Real estate properties	—	-699,141
Tarjeta Shopping	-11,965,062	-8,330,236	-3,634,826
Gross Profit	71,251,874	46,640,556	24,611,318
Selling expenses	-10,871,847	-17,593,537	6,721,690
Administrative expenses	-20,720,934	-18,227,482	-2,493,452
Income (Loss) on purchasers rescissions of sales contracts	—	9,682
Income from Tarjeta Shopping’s trust participation	260,941	-4,077,136	4,338,077
Operating Income	39,920,034	6,752,083	33,167,951
Results from related companies	-1,126,516	-12,072,175	10,945,659

Depreciation of company acquisitions	-4,826,542	-4,827,055	513
Financial income (loss) – net	6,540,221	118,641,137	-112,100,916
Other income (expenses)	-4,800,199	13,271,869	-18,072,068

Income (Loss) before taxes and minority interests	35,706,998	121,765,859	-86,058,861
Minority interest	-558,140	2,339,847	-2,897,987
Income Tax	-16,311,318	-46,755,101	30,443,783

Net Income (Loss) for the period	18,837,540	77,350,605	-58,513,065

Balance Sheet Summary	As of June 30, 2003	As of June 30, 2002	Change
Current assets	126,875,246	70,559,746	56,315,500
Non-current assets	1,019,054,268	1,033,777,279	-14,723,011

Total assets	1,145,929,514	1,104,337,025	41,592,489
Current liabilities	174,076,494	78,417,937	95,658,557
Non-current liabilities	186,091,265	251,907,636	-65,816,371

Total liabilities	360,167,759	330,325,573	29,842,186
Minority interest	15,388,057	14,760,545	627,512
Shareholders’ equity	770,373,698	759,250,907	11,122,791

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Shopping Centers Portfolio

Alto Palermo		Location: City of Salta

	GLA: 17,900 Sqm # Stores: 152 Occupancy Rate: 100.0% Monthly sales per Sqm: Ps 1,295 Book Value: Ps. 229.1 M APSA’s Interest: 100% Location: City of Buenos Aires	Total Portfolio	GLA: 143,693 Stores: 865 Occupancy Rate: 98.8% Monthly Sales per Sqm: Ps 666

Paseo Alcorta
GLA: 14,829 Sqm # Stores: 122 Occupancy Rate: 99.4% Monthly Sales per Sqm: Ps 950 Book Value: Ps. 69.0 M APSA’s Interest: 100% Location: City of Buenos Aires

Alto Avellaneda
GLA: 27,451 Sqm # Stores: 156 Occupancy Rate: 99.2% Monthly Sales per Sqm: Ps 573 Book Value: Ps. 107.3 M APSA’s Interest: 100% Location: Avellaneda – Bs. Aires

Alto Noa
GLA:18,818 Sqm # Stores: 94 Occupancy Rate: 96.8% Monthly Sales per Sqm: Ps 229 Book Value: Ps. 29.6 M APSA’s Interest 100% Location: City of Salta

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	Abasto de Buenos Aires		Buenos Aires Design
GLA 39,325 Sqm # Stores: 189 Occupancy Rate: 98.9% Monthly sales per Sqm: Ps 574 Book Value: Ps. 203.3 M APSA’s Interest: 100% Location: City of Buenos Aires		GLA: 14,488 Sqm # Stores: 59 Occupancy Rate: 97.9% Monthly Sales per Sqm: Ps 348 Book Value: Ps. 23,4 M APSA’s Interest: 51.0% Location: City of Buenos Aires
Patio Bullrich
Alto Rosario
GLA: 10,882 Sqm # Stores: 93 Occupancy Rate: 99.6% Monthly Sales per Sqm: Ps 992 Book Value: Ps. 121.1 M APSA’s Interest: 100% Location: City of Buenos Aires		GLA 29,300 Sqm (aprox.) # Stores 138 APSA’s Interest 100.0% Location City of Rosario Opening November 2004
Alto Rosario

Additionally, we have a non-controlling minority interest of 18.9% in Mendoza Plaza Shopping

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Corporate Offices

Intercontinental Plaza – Moreno 877 21st Floor

Tel +(54 11) 4344 4600

Fax +(54 11) 4344 4611

www.altopalermo.com.ar

C1091AAQ – City of Buenos Aires – Argentina

Investors Relations

Alejandro Elsztain – CEO

Gabriel Blasi – CFO

Tel +(54 11) 4323 7449

e-mail finanzas@altopalermo.com.ar

Legal Counsel of the Company

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18th Floor

C1005AAK – City of Buenos Aires – Argentina

Independent Auditors of the Company

PricewaterhouseCoopers Argentina

Tel +(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2nd Floor

C1107AAF – City of Buenos Aires – Argentina

Registrar and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – City of Buenos Aires – Argentina

Depositary Agent of ADS’s

Bank of New York

Tel 1 888 BNY ADRS (269-2377)

Tel +(1 610) 312 5315

1258 Church Street Station

10286 – New York, NY – United States of America

BCBA Symbol: APSA

Nasdaq Symbol: APSA

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)
By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 9, 2004